RECEIVED
2007 AUG 10 A 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

07025908

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 7 August 2007
RG/rmj7182
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2007	3 August 2007 published on the Internet	J

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

dlw 8/13

Givaudan

Leading Sensory Innovation



Half Year Report 2007

Half Year Financial Report 2007

Key Figures

six months ended 30 June - in millions of Swiss francs, except for share data	2007[1]	2006[1]
Sales	2,239	2,140
Gross profit	1,065	1,017
as % of sales	*47.6%*	*47.5%*
EBITDA at comparable basis [2, 3, 4]	478	443
as % of sales	*21.3%*	*20.7%*
EBITDA [2]	471	454
as % of sales	*21.0%*	*21.2%*
Operating profit at comparable basis [3, 4]	282	248
as % of sales	*12.6%*	*11.6%*
Operating profit	275	259
as % of sales	*12.3%*	*12.1%*
Result attributable to equity holders of the parent	144	180
Earnings per share – basic (CHF)	20.34	25.14
Earnings per share – diluted (CHF)	20.26	24.98

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 30 June, excluding one-off expenses incurred in connection with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006. Details to the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 18 at the end of the document.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2006 excludes a one time gain on land disposal and non acquisition related restructuring expenses.

4) Comparable EBITDA and operating profit for 2007 excludes non acquisition related restructuring expenses.

in millions of Swiss francs, except for employee data	30 June 2007	31 December 2006
Total assets	8,247	4,700
Total liabilities	5,493	1,904
Total equity	2,754	2,796
Number of employees	8,994	6,056

Pro forma Sales by Division[1]

Sales Fragrances 46%
CHF 1,038 million
7.5% in Swiss francs
6.8% in local currencies



Sales Fragrances 46%
Sales Flavours 54%

Sales Flavours 54%
CHF 1,201 million
2.2% in Swiss francs
2.4% in local currencies

Total Sales
CHF 2,239 million
4.6% in Swiss francs
4.4% in local currencies

Pro forma Sales by Region[1]

Sales are shown by destination



Asia Pacific 21%
Latin America 11%
EAME 42%
USA / Canada 26%

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the period ended 30 June 2007 and assuming that the combination had taken place as of 1 January 2006.

Givaudan: Solid growth and integration on track

During the first six months of 2007 sales in actual terms increased to CHF 2,005 million from CHF 1,474 million in the previous year. This resulted in a growth of 36.3% in local currencies and 36% in Swiss francs. These sales include the acquisition of Quest as of 2 March 2007 and also reflect a good momentum of the combined business.

On a pro forma basis – which reflects the combined activity of Givaudan and Quest over the period ending 30 June 2007 and assumes that the acquisition had taken place on 1 January 2006 – sales increased by 4.4% in local currencies and 4.6% in Swiss francs to CHF 2,239 million. Excluding the ongoing flavour portfolio streamlining, pro forma sales growth was 5.7% in local currencies.

Gross margin, EBITDA and operating profit margins in pro forma terms improved compared to previous year's level. Pro forma net profit decreased mainly due to a one time, non-cash tax adjustment.

Sales

Sales in actual terms of the Fragrance Division rose to CHF 909 million, increasing by 49.8% in local currencies and 49.9% in Swiss francs. In pro forma terms – as if the acquisition of Quest had taken place on 1 January 2006 – sales growth reached 6.8% in local currencies and 7.5% in Swiss Francs, amounting to CHF 1,038 million. A strong growth of the Consumer Products business in all regions was the primary factor contributing to this success. Fine Fragrance sales advanced against strong comparables. Sales of speciality ingredients achieved again double digit growth rates.

Sales in actual terms of the Flavour Division totalled CHF 1,096 million. This represents a growth of 26.8% in local currencies and 26.2% in Swiss francs. In pro forma terms sales reached CHF 1,201 million which represents a growth of 2.4% in local currencies at and 2.2% in Swiss francs. The discontinuation of commodity ingredients impacted sales by CHF 27 million. Excluding this effect, the Flavours Division would have reached a pro forma first half sales growth of 4.9% in local currencies.
Flavour sales in Asia Pacific reported strong single digit growth during the first six months of 2007, benefiting from a solid double digit sales growth in China, India and Indonesia. In Latin America, first half sales exceeded last year's result, advancing in the single digit range and led by the solid sales development in Argentina and Chile. North American sales were slightly ahead of last year excluding the ongoing streamlining of lower margin business. Sales in Europe showed an overall strong performance with a double digit growth rate in Eastern Europe and the Middle East. Global sales of Beverages and Dairy were particularly strong along with sustained business momentum in Foodservice.

Gross Profit

The pro forma gross profit margin was maintained at 47.6%. The effect of rising raw material costs was offset by an improved product mix, price increases, tight cost control and efficiency gains. The actual gross margin dropped to 47.5% from 49.1%, reflecting the lower profitability of the acquired Quest business.

Earnings before Interest, Tax, Depreciation and Amortisation

On a comparable basis EBITDA, in pro forma terms increased to CHF 478 million from CHF 443 million, resulting in an increase in the EBITDA margin to 21.3% from 20.7%.

EBITDA in actual terms decreased to CHF 338 million from CHF 367 million, impacted by the inclusion of CHF 100 million integration related cost in the 2007 result.

Operating Profit

On a comparable basis, the operating profit in pro forma terms increased to CHF 282 million from CHF 248 million, resulting in an improved operating margin of 12.6% compared to 11.6% last year.

In actual terms, the operating profit declined to CHF 185 million from CHF 313 million.
The actual 2007 result includes one time integration related costs of CHF 100 million and an additional CHF 84 million amortisation of intangible assets resulting from the Quest acquisition.

Cash Flow

Operating cash flow amounted to CHF 157 million compared to CHF 192 million in 2006. Capital expenditures reached CHF 89 million compared to CHF 55 million last year.

Net Profit

The net profit in pro forma terms decreased to CHF 144 million from CHF 180 million, resulting in a margin of 6.4%. The decrease is due to a one time, non cash tax adjustment of CHF 27 million in 2007 and the absence of a one time gain on the sale of land included in last year's figure.

In actual terms, net profit declined to CHF 86 million from CHF 266 million due to the decrease in actual operating profit as explained above, higher financial expenses and the mentioned tax impact.

Basic earnings per share consequently declined to CHF 12.15 from CHF 37.37.

Integration Progress

After four months the integration process is well on track. The early assumptions about the strong business complementarities together with the enlarged and strengthened overall capabilities – which will support the long term growth and profitability of Givaudan's business – have been confirmed throughout the integration activities. End of June 2007 – as planned – the company has successfully achieved all key integration milestones.

The in-depth understanding of the acquired business and the detailed integration plan allow Givaudan to increase its synergy target to CHF 200 million, to be achieved as previously planned by 2010.

The global business transformation Project Outlook – to implement a SAP-based system supporting the supply chain, regulatory and finance processes – is on time and on budget. It successfully entered the pilot phase in mid June. The scope of the project has been expanded to include the former Quest sites.

Outlook

For the full year 2007, Givaudan remains confident to outperform the underlying market growth and to improve pro forma profitability.

The company plans to apply its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. These streamlining activities together with the focus on a fast and effective integration may lead to a slight decline in sales in 2008.

Givaudan is confident to achieve the enhanced savings target of CHF 200 million. The first integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement.
The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Fragrance Division

six months ended 30 June - in millions of Swiss francs	2007 [1]	2006 [1]
Sales to third parties	1,038	965
EBITDA [2]	206	188
as % of sales	*19.8%*	*19.5%*
Operating profit	113	96
as % of sales	*10.9%*	*10.0%*

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 30 June, excluding one-off expenses incurred in connexion with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Sales in actual terms of the Fragrance Division rose to CHF 909 million, increasing by 49.8% in local currencies and 49.9% in Swiss francs. In pro forma terms – as if the acquisition of Quest had taken place on 1 January 2006 – sales growth reached 6.8% in local currencies and 7.5% in Swiss Francs, amounting to CHF 1,038 million. A strong growth of the Consumer Products business in all regions was the primary factor contributing to this success, Fine Fragrance sales advanced against strong comparables. Sales of speciality ingredients achieved again a double digit growth rate.

On a pro forma basis, EBITDA increased to CHF 206 million from CHF 188 million, resulting in an improved margin of 19.8% compared to 19.5% last year. Operating profit increased to CHF 113 million from CHF 96 million. The operating profit margin improved to 10.9% from 10.0%.

Fine Fragrances

Sales of Fine Fragrances came in slightly ahead when compared to the same period a year ago with very different sales performance across regions. North American sales were impacted by lower sales at a single key client due to an inventory reduction. Sales with this client are expected to reverse and improve in the second half of this year. In this region, sales with the remaining customers showed a healthy development with several new launches. Europe and Latin America reported double digit sales growth. In Europe, this achievement reflected the steady sales development of the existing business complemented with several recent and successful new market introductions. In Latin America, sales to international and local clients were strong.

The Fine Fragrances business of Givaudan was honoured with two prestigious awards at the annual FIFI awards ceremony held in New York earlier this year. Unforgivable by Sean John won the Men's Luxe Fragrance of the Year award and Angel by Thierry Mugler was awarded with the Fragrance Hall of Fame.

Consumer Products

The Consumer Products business unit continued to show good growth in the second quarter, delivering in all regions an excellent half year growth. Sales in North America reached strong growth driven mainly by international customers. Sales in Asia Pacific increased in all sub-regions with highest growth rates seen in India and China. Sales in Europe, Africa and Middle East achieved good growth across all customer groups, especially with local and regional customers. Latin America delivered growth in all sub-regions and recorded the strongest sales performance in Argentina and Mexico.

On a worldwide basis all product segments showed good growth. The household and air care segment recorded the strongest performance.



Fragrance Ingredients

Overall sales of Fragrance Ingredients were slightly above prior year thanks to the continued double digit growth of the specialty ingredients.
The acquisition of Quest has increased the share of commodities and non-specialties in the overall ingredients portfolio. By applying the successful Givaudan ingredients strategy of streamlining lower margin products to the former Quest portfolio, the share of specialities will again steadily increase, expected to result in an improved sales performance and profitability. The changes to the portfolio are in the planning stages and are expected to be implemented in 2008 and 2009.

Fragrance Research

In March 2007, Givaudan has entered a joint venture agreement with ChemCom SA, a leader in the field of olfactory receptor technology. The new company, named TecnoScent, will build on ChemCom's proprietary receptor technology in understanding the sense of smell and support the development of innovative ingredients. This partnership will strengthen Givaudan's sensory innovation and technology platform by creating a unique center of expertise combining biotechnology and leading fragrance expertise.

Three new molecules were introduced to the perfumers' palette in the first half of 2007. Zinarine, a molecule with natural green and tomato leaf notes with aspects of mint, fig, hyacinth, petitgrain and metallic notes; Paradisamide, a long lasting, fresh tropical fruit note with nuances of grapefruit, rhubarb and cassis; and Florymoss, a floral, green, mossy note which blends well with floral fruity and spicy accords.

During 2006, Givaudan began a new stage of its ScentTrek™ programme which focuses on the scents of the "Vanishing Flora". Until today, headspace from over 300 rare and endangered species have been trapped at European botanical gardens and natural habitats. In order to support our creative workforce, various analytical investigations have been made and subsequent reconstitutions created. Results of this ScentTrek™ programme have already been incorporated into recent creations.

Givaudan continues its high rate of innovation with sixteen fragrance related patent applications which have been filed in the first half of the year.

Flavour Division

six months ended 30 June - in millions of Swiss francs	2007[1]	2006[1]
Sales to third parties	1,201	1,175
EBITDA[2]	265	266
as % of sales	*22.1%*	*22.6%*
Operating profit	162	163
as % of sales	*13.5%*	*13.9%*

1) *Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 30 June, excluding one-off expenses incurred in connexion with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006.*

2) *EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

Sales in actual terms of the Flavour Division totalled CHF 1,096 million. This represents a growth of 26.8% in local currencies and 26.2% in Swiss francs. In pro forma terms sales reached CHF 1,201 million which represents a growth of 2.4% in local currencies at and 2.2% in Swiss francs. The discontinuation of commodity ingredients impacted sales by CHF 27 million. Excluding this effect, the Flavour Division would have reached a growth of 4.9% in local currencies.

Flavour sales in Asia Pacific reported strong single digit growth in the first six months of 2007, benefiting from a solid double digit sales growth in China, India and Indonesia. In Latin America, sales advanced in the single digit range, led by the solid sales development in Argentina and Chile. North American sales were slightly ahead of last year excluding the ongoing streamlining of lower margin business. Sales in Europe showed an overall strong performance with a double digit growth rate in Eastern Europe and the Middle East. Global sales in the Beverages and Dairy segments were particularly strong along with sustained business momentum in Foodservice.

Pro forma EBITDA was sustained at CHF 265 million compared to CHF 266 million in the same period last year, resulting in an EBITDA margin of 22.1% compared to 22.6% last year. Operating profit in pro forma terms remained almost stable at CHF 162 million compared to CHF 163 million in the same time a year ago. The operating margin came in at 13.5%, down from 13.9% last year. In 2006, EBITDA and operating profit included a one time gain from land disposal.

Asia Pacific

Flavour sales in Asia Pacific reported strong single digit growth during the first six months of 2007. All key countries in the area reported good performance. Sales growth in the developing markets continued to be positive, led by strong double digit growth in China, Indonesia, Malaysia and the Indian sub-continent. All business segments reported good performance with the Beverage and Confectionary segments recording double digit growth rates, followed closely by Savoury and Snacks. Solid new wins as well as a strong performance of the existing business contributed to the overall good performance.

Europe, Africa and Middle East

European sales continued to build on the strong momentum shown in the first quarter and resulting in a high single digit growth rate for the first six month of 2007. Business in the emerging markets of Eastern Europe, Africa and Middle East exceeded expectations, leading to double digit growth rates. Outstanding performance in both the Beverage and Dairy segments as a result of new wins and a good performance of the existing business drove the success in the developing markets. The Western European markets maintained its solid performance from previous periods delivering market share gains with growth stemming from all major segments. Beverage and Dairy segments recorded double digit gains particularly in carbonated soft drinks, tea and juices.



North America

Sales in North America continued to be affected by the negative impact of discontinued low margin business and a good prior year comparable. The overall positive growth stemming from the Beverage, Savoury and Dairy segments in this region could not absorb the sales decline due to the ongoing streamlining of lower margin business.

In the Beverage segment, sales growth was driven by new wins and good performance of the existing business. The Savoury segment's double digit growth was driven by new wins in the Snack and Foodservice businesses. High double digit growth in the ice cream sub-segment enabled solid performance in Dairy.

Latin America

Latin American sales showed mid single digit growth during the first six months, fuelled by new wins in the Savoury, Confectionary and Beverage segments. Argentina and Chile led with a double digit growth from new wins in Beverage and Savoury, followed by the Andean region which posted a high single digit sales development, supported by new business in Savoury. Brazil continued its good momentum with existing business.

Flavour Research

The combined R&D organisations of Givaudan and former Quest have been integrated to leverage the capabilities of both portfolios and establish innovation leadership in the areas of taste solutions, flavour delivery and flavour performance.

The combined Flavour research team provides industry Health and Wellness leadership in the development of superior tasting food and beverages which are marketed for healthier lifestyles. New findings have led to more effective compounds in the area of sugar and salt reduction, without compromising on taste.

Givaudan announced a research collaboration and licensing agreement with Redpoint Bio Corporation (formerly known as Linguagen). Under this collaboration, extensive development work is taking place to strengthen Givaudan's global TasteSolutions™ programme and to support its Health and Wellness initiatives. The collaboration will allow Givaudan to utilise Redpoint Bio's proprietary technologies to enhance its discovery and development capabilities for novel sweetness/ savoury enhancers and bitter blocker compounds.

The Research and Development group also continued to further drive the exploration of new cooling agents. In this domain, a new cooling ingredient has received regulatory approval in the U.S. which will allow Givaudan to solidify its already strong innovation platform for mint and cooling compositions.

The Taste Essentials™ platform strives towards reducing negative taste attributes in food products. Here, the recent regulatory approval of an ingredient which suppresses undesirable bitter aftertaste, significantly improves the commercial palette to capture this incremental market potential.

In the first six months of 2007, Givaudan has filed nine patent applications including patents in the important area of novel cooling agents and screening processes for bitter receptors.

In the area of new product development, Givaudan has developed an innovative compound which supports the ever increasing demand for natural based flavours that combine taste and healthier ingredients.





Half Year Financial Report 2007

Interim Condensed Consolidated Financial Statements (unaudited)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except for share data	*Note*	2007	2006
Sales	4	2,005	1,474
Cost of sales		(1,053)	(750)
Gross profit		952	724
as % of sales		*47.5%*	*49.1%*
Marketing, development and distribution expenses	5	(492)	(351)
Administration expenses		(69)	(54)
Amortisation of intangible assets		(93)	(9)
Other operating income (expenses), net	6	(113)	3
Operating profit	4	185	313
as % of sales		*9.2%*	*21.2%*
Financial costs	7	(60)	(14)
Other financial income (expenses), net		18	26
Result before taxes		143	325
Income taxes	8	(56)	(59)
▶ Result for the period		87	266
Attribution			
Result attributable to minority interest		1	-
Result attributable to equity holders of the parent		86	266
as % of sales		*4.3%*	*18.0%*
▶ Earnings per share – basic (CHF)		12.15	37.37
▶ Earnings per share – diluted (CHF)		12.10	37.13

Consolidated Balance Sheet

in millions of Swiss francs	*Note*	30 June 2007	31 December 2006
Current assets	12	2,363	1,920
Non-current assets		5,884	2,780
▶ Total assets		8,247	4,700
Current liabilities		1,391	619
Non-current liabilities	3, 9,12	4,102	1,285
▶ Total liabilities		5,493	1,904
Share capital	*10*	*73*	*72*
Retained earnings, reserves and other equity components	*11,12*	*2,674*	*2,721*
▶ Equity attributable to equity holders of the parent		2,747	2,793
Minority interest		*7*	*3*
▶ Equity		2,754	2,796
▶ Total liabilities and equity		8,247	4,700

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	*Note*	2007	2006
▶ Cash flows from (for) operating activities		157	192
Increase (decrease) in debt, net	9	2,709	11
Other cash flows from (for) financing activities		(185)	(304)
▶ Cash flows from (for) financing activities		2,524	(293)
Acquisition of subsidiaries, net of cash acquired	3	(2,754)	-
Other cash flows from (for) investing activities		(80)	(24)
▶ Cash flows from (for) investing activities		(2,834)	(24)
▶ Net increase (decrease) in cash and cash equivalents		(153)	(125)
Net effect of currency translation on cash and cash equivalent		5	(1)
▶ Increase (decrease) in cash and cash equivalents		(148)	(126)
Cash and cash equivalents at the beginning of the period		424	289
▶ Cash and cash equivalents at the end of the period		276	163

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs	*Note*	2007	2006
Share capital			
▶ Balance at 1 January		72	74
Issuance of shares	10	1	-
Cancellation of shares	10	-	(2)
▶ Balance at 30 June		73	72
Retained earnings, reserves and other equity components			
▶ Balance at 1 January		2,721	2,361
Movement of fair value reserve for available-for-sale financial assets net of related deferred taxes, net		9	(20)
Change in currency translation, net		67	(57)
Movement on hedging reserve		(25)	-
Net gains (losses) not recognised in the income statement		51	(77)
Issuance of shares	10	(1)	-
Cancellation of shares	10	-	2
Dividends paid	11	(134)	(126)
Result for the period attributable to equity holder of the parent		86	266
Movement of own equity instruments, net	12	6	(131)
Movement on equity component of the Mandatory Convertible Security	3, 9	(55)	-
Net changes in other equity items		(98)	11
▶ Balance at 30 June		2,674	2,295
▶ Equity attributable to equity holders of the parent		2,747	2,367
Minority interest			
▶ Balance at 1 January		3	2
Result for the period attributable to minority interest		1	-
Change in currency translation, net		-	-
Minority interest arising on business combinations		3	-
▶ Balance at 30 June		7	2
▶ Total equity at 30 June		2,754	2,369

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries, has subsidiaries and branches in more than 40 countries with a workforce of over 8,900 people.

The Group is listed on the SWX Swiss Exchange.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter "the interim financial statements") of the Group for the six month period ended 30 June 2007 (hereafter 'the interim period'). They are prepared in accordance with and comply with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2006 report and the audited Financial Report 2006 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006, as described in the annual financial statements for the year ended 31 December 2006.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

3. Quest acquisition

On 2 March 2007 Givaudan acquired 100% control of UK based Imperial Chemical Industries PLC fragrance and flavour business, Quest International, for CHF 2.8 billion. This combination will extend Givaudan's leadership position in all strategic segments of the fragrance and flavour industry. Quest International was one of the leading players in the global flavour and fragrance market.

The consideration which is subject to certain purchase price adjustments was in the form of payment in cash.

The Group has yet to finalise the amount of the fair value of the net identifiable assets acquired.

Details of net assets acquired and goodwill are as follows:

in millions of Swiss francs	
Cash paid	2,800
Acquisition related direct costs	6
▶ Total cash paid	2,806
Estimated purchase price adjustment	56
▶ Total cash consideration	2,862
Assumed debt	(240)
▶ Total purchase cost	2,622
Cash acquired	52
Fair value of net identifiable assets acquired	1,283
▶ Goodwill	1,287

The assets and liabilities arising from the acquisition are as follows:

in millions of Swiss francs	Acquiree's carrying amount	Preliminary fair value
Cash and cash equivalents	53	52
Accounts receivable – trade	239	241
Inventories	181	192
Property, plant and equipment	374	402
Intangible assets	177	1,268
Other assets	182	66
Accounts payable – trade and others	(273)	(271)
Debt	(244)	(244)
Provisions	(229)	(150)
Net deferred income tax (liabilities) assets	55	(203)
Accrued and other liabilities	(24)	(18)
▶ Net identifiable assets acquired	491	1,335

in millions of Swiss francs	
Purchase price consideration	2,806
Cash and cash equivalent acquired	(52)
Cash outflow on acquisition	2,754

As part of the acquisition the Group acquired mainly client relationships in the Flavour and Fragrance division, formulas, technology, a contract for non-competition agreement and software. The estimated total amount of CHF 1,268 million was recognised as intangible asset. Intangible assets are amortised on a straight line basis with the expense included in the income statement under amortisation of intangible assets.

Goodwill arising from the Quest International acquisition based on the results of the purchase price allocation is presently estimated at CHF 1,287 million and is subject to the finalisation of the purchase price and changes to the value of identified assets and liabilities.

4. Segment information

six months ended 30 June 2007 - in millions of Swiss francs	Fragrances	Flavours	Group
Sales to third parties	909	1,096	2,005
EBITDA [1]	122	216	338
as % of sales	*13.4%*	*19.7%*	*16.9%*
Operating profit	49	136	185
as % of sales	*5.4%*	*12.4%*	*9.2%*

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

six months ended 30 June 2006 - in millions of Swiss francs	Fragrances	Flavours	Group
Sales to third parties	606	868	1,474
EBITDA [1]	127	240	367
as % of sales	*21.0%*	*27.6%*	*24.9%*
Operating profit	105	208	313
as % of sales	*17.3%*	*24.0%*	*21.2%*

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

5. Marketing, development and distribution expenses

In the six months ended 30 June 2007 the expenses for product development and research activities amounted to CHF 180 million (CHF 118 million in 2006) and are included in the income statement under marketing, development and distribution expenses.

6. Other operating income (expenses), net

In the six months ended 30 June 2007, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 95 million and an asset impairments of CHF 5 million have been recognised in the line other operating income (expenses), net (CHF 4 million restructuring expenses in 2006).

7. Financial costs

In the six months ended 30 June 2007, the Group incurred interest expenses of CHF 35 million in connection with the increased debt needed to acquire Quest International.

8. Income taxes

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

During the second quarter of 2007, the Company reached a tentative agreement with the U.S. tax authorities that re-characterises the original U.S. tax position of the 1997 Tastemaker acquisition. Due to the strong probability that a final agreement will be reached under the terms of the tentative agreement, it is necessary to record the tax accounting impact of the proposed re-characterisation in the first half 2007 financial results. The proposed settlement will generate a net economic U.S. tax benefit to the Company, specifically related to U.S. tax deductible Goodwill amortisation. However, due to the re-determination of the current and deferred tax account balances, there is a one-time increase of CHF 27 million to the income tax provision.

9. Debt

The acquisition of Quest International was financed through a 5 year syndicated loan of CHF 1,9 billion granted to Givaudan SA, Mandatory Convertible Securities (MCS) of CHF 750 million issued by Givaudan Nederland Finance BV; and cash received from sale of the third share buy back programme.

On 2 March 2007, the Group entered into a syndicated loan agreement for a total amount of CHF 1.9 billion through its holding company, Givaudan SA. The Syndicated loan is structured in three tranches: CHF 300 million redeemable in 2008 currently based on 2-months Libor, CHF 1.4 billion redeemable in 2012 with an annual floating rate based on 6-months Libor and CHF 200 million redeemable in 2012 currently based on 2-months Libor (the weighted average interest rate of the total borrowing is 2.985% as of 30 June 2007).

In order to hedge the series of interest payments resulting from the 5 year syndicated loan, Givaudan SA entered into a 5 year interest rate swap transaction, changing the Libor 6 month floating rate into a fixed rate of 2.84% in average. The total amount of the hedged transactions as of 30 June 2007 is CHF 1.1 billion.

As of 23 May 2007, the Group entered into a private placement for a total amount of CHF 50 million with maturity 21 May 2014, with an annual interest rate of 3.125%. The outstanding amount of the syndicated loan as of 30 June 2007 is CHF 1.85 billion.

On 1 March 2007, Givaudan Nederland BV issued the MCS. The principal amount of the MCS is CHF 750 million and bears interest at 5.375% with a maturity date of 1 March 2010. The MCS is compulsorily convertible into registered Givaudan shares 30 trading days before the maturity date.

10. Share capital

At 30 June 2007, the share capital amounts to CHF 72,703,400 divided into 7,270,340 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote.

On 6 May 2005, the Group started its third share buy back programme scheduled to last until 31 May 2006. On 17 February 2006, the Board of Directors resolved to extend this programme until 31 May 2007. At the end of 2006, Givaudan had resold all the 133,800 shares bought under the third buy back programme, in anticipation of the financing of Quest International. On 29 March 2007, 38,180 shares were issued as conditional capital in order to fulfil obligations relating to the executive share option plans.

In 2007 no additional shares were bought back and the programme expired on 31 May 2007.

11. Dividends paid

At the Annual General Meeting held on 30 March 2007, the distribution of an ordinary dividend of CHF 18.80 gross per share (2006: ordinary dividend of CHF 17.60 gross per share) was approved. The ordinary dividend was paid on 4 April 2007.

12. Own equity instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. On 30 June 2007, the Group held 171,031 (2006: 303,212) own shares, as well as derivatives on own shares equating to a net short position of 151,260 shares (2006: net short position of 104,345 shares).

Pro forma Financial Information relating to the Quest Acquisition (unaudited)

Pro forma Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except for share data	Note	2007	2006
Sales	2	2,239	2,140
Cost of sales	3	(1,174)	(1,123)
Gross profit		1,065	1,017
as % of sales		*47.6%*	*47.5%*
Marketing, development and distribution expenses		(555)	(531)
Administration expenses		(84)	(91)
Amortisation of intangible assets	4	(135)	(135)
Other operating income (expenses), net	5	(16)	(1)
Operating profit		275	259
as % of sales		*12.3%*	*12.1%*
Finance costs	6	(74)	(56)
Other financial income (expenses), net		19	25
Result before taxes		220	228
Income taxes	7	(75)	(48)
▶ Result for the period		145	180
Attribution			
Result attributable to minority interest		1	-
Result attributable to equity holders of the parent		144	180
as % of sales		*6.4%*	*8.4%*
▶ Earnings per share – basic (CHF)		20.34	25.14
▶ Earnings per share – diluted (CHF)		20.26	24.98

Notes to the Pro forma Condensed Consolidated Income Statement (unaudited)

1. Pro forma information

Due to the combination with Quest International, Givaudan's financial statements have undergone significant change, due in particular to the accounting treatment of the transaction in accordance with IFRS 3 "Business Combination".

The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of its nature, cannot give a complete picture of the Group. The pro forma information shows what the significant effects on the income statement for the first six months ended 30 June 2006 and 2007 might have been, had the acquisition of Quest International occurred on 1 January 2006.

Pro forma adjustments include 6 months of Quest International activity for 2006 and 2 months activity for 2007 (January and February).

Additionally, pro forma adjustments include the following elements.

2. Sales

Sales to ICI realised by Quest International are reclassified as sales to third parties. Sales to Givaudan realised by Quest International and sales to Quest International realised by Givaudan are fully eliminated.

3. Cost of sales

Cost of sales is adjusted correspondingly to the sales adjustments.

4. Amortisation of intangible assets

Intangible assets amortisation is incorporated in the results as if the acquisition would have occurred on 1 January 2006.

5. Other operating expenses (income), net

One time integration related operating expenses and asset impairment are excluded.

6. Financial income (expenses), net

Adjustment reflects the additional interest expense as a result of the debt necessary to finance the acquisition as if the combination had occurred on 1 January 2006.

7. Income taxes

Adjustment reflects the income taxes effects related to above adjustments.



The Givaudan Half Year Report is published in English, German and French
The Givaudan Half Year Financial Report is published in English

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

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